Exhibit 99.1

MDJM LTD

(incorporated in the Cayman Islands with limited liability)

(OTCID: UOKAF)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting of shareholders (the “Meeting”) of MDJM LTD (the “Company”) will be held on April 21, 2026, at 11:30 am Eastern Time, at Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom, for the following purposes:

1	To increase the authorized share capital of the Company:

FROM: US$250,000,000 divided into 285,714,286 ordinary shares of par value US$0.875 each, consisting of (a) 285,702,629 Class A Ordinary Shares of par value US$0.875 each and (b) 11,657 Class B Ordinary Shares of par value US$0.875 each.

TO: US$4,462,500,000 divided into 5,100,000,000 ordinary shares of par value US$0.875 each, consisting of (a) 5,000,000,000 Class A Ordinary Shares of par value US$0.875 each and (b) 100,000,000 Class B Ordinary Shares of par value US$0.875 each, by the creation of 4,714,297,371 authorised and unissued Class A Ordinary Shares and 99,988,343 authorised and unissued Class B Ordinary Shares.

2

To pass an ordinary resolution that the Company grants a mandate to the board of directors of the Company (the Board) during the Relevant Period (as defined below) to effect a consolidation of the share capital of the Company (the Share Consolidation), including all issued ordinary shares and any unissued ordinary shares, at the consolidation ratio and effective time as the Board may determine at their sole discretion, provided that the consolidation ratio resulting from the Share Consolidation effected pursuant to this mandate shall be not less than 2:1 and not more than 200:1 (the Consolidation Ratio), with such consolidated shares having the same rights and being subject to the same restrictions as set out in the Articles, be and is hereby generally and unconditionally approved.

For the purpose of the Share Consolidation, Relevant Period means the period from the date of passing of the resolution of the Meeting until whichever is the earliest of:

(i)             the first time the Board has exercised the power to give effect to the Share Consolidation; or

(ii)            the date on which such mandate granted under the resolution of the Meeting is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

The Company authorises the Board during the Relevant Period to take such actions to give effect to the Share Consolidation that would or might require the exercise of the aforesaid powers during or after the end of the Relevant Period, and shall include and without limitation, the determination of the Consolidation Ratio for the Class A Ordinary Shares and the Class B Ordinary Shares.

The board of directors of the Company (the “Board of Directors”) has fixed the close of business on March 27, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Subject to the provisions of the memorandum and articles of association (as amended) of the Company and to any restrictions imposed on any shares, only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2024 annual report, by submitting a request to ir@mdjmjh.com.

By Order of the Board of Directors,

/s/ Siping Xu
Siping Xu
Chairman of the Board of Directors

March 31, 2026

MDJM LTD

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

April 21, 2026

11:30 am Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of MDJM LTD (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held on April 21, 2026, at 11:30 am Eastern Time, at Fernie Castle, Letham, Cupar, Fife, KY15 7RU, United Kingdom or any adjournment thereof.

Only holders of the ordinary shares of the Company of record at the close of business on March 27, 2026 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present, in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative, representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Class A ordinary shares shall be entitled to one vote in respect of each Class A ordinary share held by such holder on the Record Date. Each holder of the Company’s Class B ordinary shares shall be entitled to 50 votes in respect of each Class B ordinary share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1	to increase the authorized share capital of the Company:

FROM: US$250,000,000 divided into 285,714,286 ordinary shares of par value US$0.875 each, consisting of (a) 285,702,629 Class A ordinary shares of par value US$0.875 each and (b) 11,657 Class B ordinary shares of par value US$0.875 each.

TO: US$4,462,500,000 divided into 5,100,000,000 ordinary shares of par value US$0.875 each, consisting of (a) 5,000,000,000 Class A ordinary shares of par value US$0.875 each and (b) 100,000,000 Class B ordinary shares of par value US$0.875 each, by the creation of 4,714,297,371 authorised and unissued Class A Ordinary Shares and 99,988,343 authorised and unissued Class B Ordinary Shares.

2	the Company grants a mandate to the board of directors of the Company (the Board) during the Relevant Period (as defined below) to effect a consolidation of the share capital of the Company (the Share Consolidation), including all issued ordinary shares and any unissued ordinary shares, at the consolidation ratio and effective time as the Board may determine at their sole discretion, provided that the consolidation ratio resulting from the Share Consolidation effected pursuant to this mandate shall be not less than 2:1 and not more than 200:1 (the Consolidation Ratio), with such consolidated shares having the same rights and being subject to the same restrictions as set out in the Articles, be and is hereby generally and unconditionally approved.

For the purpose of the Share Consolidation, Relevant Period means the period from the date of passing of the resolution of the Meeting until whichever is the earliest of:

(i)           the first time the Board has exercised the power to give effect to the Share Consolidation; or

(ii)           the date on which such mandate granted under the resolution of the Meeting is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

The Company authorises the Board during the Relevant Period to take such actions to give effect to the Share Consolidation that would or might require the exercise of the aforesaid powers during or after the end of the Relevant Period, and shall include and without limitation, the determination of the Consolidation Ratio for the Class A Ordinary Shares and the Class B Ordinary Shares.

The Board of Directors recommends a vote “FOR” each of the Proposals.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules that permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended December 31, 2024 (the “2024 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. If you want to receive a paper or email copy of the Company’s 2024 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@mdjmjh.com.

PROPOSAL NO. 1

THE INCREASE OF SHARE CAPITAL

The Board of Directors proposes to increase its authorized share capital from US$250,000,000 divided into 285,714,286 ordinary shares of par value US$0.875 each, consisting of (a) 285,702,629 Class A ordinary shares of par value US$0.875 each and (b) 11,657 Class B ordinary shares of par value US$0.875 each, to US$4,462,500,000 divided into 5,100,000,000 ordinary shares of par value US$0.875 each, consisting of (a) 5,000,000,000 Class A ordinary shares of par value US$0.875 each and (b) 100,000,000 Class B ordinary shares of par value US$0.875 each, by the creation of 4,714,297,371 authorised and unissued Class A Ordinary Shares and 99,988,343 authorised and unissued Class B Ordinary Shares.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

RESOLVED, as an ordinary resolution of Shareholders that, with effect from 11:30 a.m. (Eastern Time) on April 21, 2026:

to increase the authorized share capital of the Company:

FROM: US$250,000,000 divided into 285,714,286 ordinary shares of par value US$0.875 each, consisting of (a) 285,702,629 Class A ordinary shares of par value US$0.875 each and (b) 11,657 Class B ordinary shares of par value US$0.875 each.

TO: US$4,462,500,000 divided into 5,100,000,000 ordinary shares of par value US$0.875 each, consisting of (a) 5,000,000,000 Class A ordinary shares of par value US$0.875 each and (b) 100,000,000 Class B ordinary shares of par value US$0.875 each, by the creation of 4,714,297,371 authorised and unissued Class A Ordinary Shares and 99,988,343 authorised and unissued Class B Ordinary Shares.

VOTE REQUIRED FOR APPROVAL

The approval of Proposal No. 1 requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a simple majority of the votes cast at the Meeting by shareholders who, being present and entitled to vote in person at the Meeting, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE INCREASE OF SHARE CAPITAL.

PROPOSAL NO. 2

APPROVAL OF A SHARE CONSOLIDATION, SUBJECT TO THE DETERMINATION OF THE CONSOLIDATION RATIO AND TIMING BY THE BOARD OF DIRECTORS

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a share consolidation of the Company’s authorized and issued shares (the “Share Consolidation”), at a consolidation ratio from such Share Consolidation ranging from not less than 2:1 and not greater than 200:1, at the reasonable discretion of the Board of Directors.

The Share Consolidation must be passed by an ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representative, at the Meeting. If the Company’s shareholders approve this proposal, the Board of Directors will have authority to implement the Share Consolidation at any time after the approval of the Share Consolidation.

The Share Consolidation will be implemented simultaneously for all authorized, issued, and outstanding shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below under the subheading “Fractional Shares”).

Purpose of the Share Consolidation

On March 13, 2026, the Company received a staff determination letter from the Listing Qualifications Department of Nasdaq, notifying that the Company’s Class A ordinary shares would be suspended from trading on Nasdaq, effective with the open of trading on March 20, 2026, as a result of the Company’s Class A ordinary shares having a closing bid price of $0.10 or less for 10 consecutive business days.

On March 20, 2026, the Company’s Class A ordinary shares were suspended from trading on Nasdaq and commenced trading on the OTCID Basic Markets under the ticker symbol “UOKAF.” On the same day, the Company submitted a hearing request to an independent Nasdaq Hearing Panel to appeal the suspension determination. However, the outcome of the hearing remains uncertain. Should the hearing result in an unfavorable determination, Nasdaq may file a Form 25-NSE with the U.S. Securities and Exchange Commission to delist and remove the Company’s Class A ordinary shares from the Nasdaq Capital Market.

The suspension and potential delisting of the Company’s Class A ordinary shares from Nasdaq and the trading on OTCID Basic Markets have had, and may continue to have, material adverse effects on the Company’s business and its shareholders, including a limited availability for market quotations and reduced liquidity with respect to its Class A ordinary shares; a determination that the Company’s Class A Ordinary Share is a “penny stock,” which will require brokers trading in its Class A Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Company’s Class A Ordinary Share; limited amount of news and analyst coverage; and a decreased ability to issue additional securities or obtain additional financing in the future.

Among other requirements, the listing maintenance standards established by Nasdaq require the Class A ordinary shares to have a minimum closing bid price of at least $1.00 per share (the “Minimum Bid Requirement”). To ensure the Company to regain compliance with the Minimum Bid Requirement, the Board of Directors determined that it was in the best interest of the Company and its shareholders to solicit the approval of the Shareholders for the Share Consolidation.

Registration and Trading of the Company’s Class A Ordinary Shares

The Share Consolidation will not affect the registration of the Company’s Class A ordinary shares or the Company’s obligation to publicly file financial and other information with the U.S. Securities and Exchange Commission. When the Share Consolidation is implemented, the Company’s Class A ordinary shares will begin trading on a post-consolidation basis on the effective date that the Company announces such implementation by press release or a Form 6-K. In connection with the Share Consolidation, the CUSIP number of the Company’s Class A ordinary shares (which is an identifier used by participants in the securities industry to identify the Company’s Class A ordinary shares) will change.

Fractional Shares

No fractional shares will be issued in connection with the Share Consolidation. Instead, record holders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the Share Consolidation ratio will automatically be entitled to receive an additional fraction of one share of the relevant class to round up to the next whole share. For those beneficial holders who hold shares through a brokerage firm, the Company intends to round up fractional shares at the participant level. Cash will not be paid for fractional shares.

Authorized Shares

At the time the Share Consolidation is effective, the Company’s authorized shares will be consolidated at the same ratio, meaning there will be a reduction in the number of the authorized shares in the Company by a factor determined by the board of directors.

Street Name Holders of Class A Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding Class A ordinary shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Class A ordinary shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates is not required by the Company’s shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation as of the effective date. New certificates will not be mailed to shareholders.

RESOLUTION TO BE VOTED UPON

The full text of the resolution to be proposed is as follows:

RESOLVED, as an ordinary resolution of Shareholders that, with effect from 11:30 a.m. (Eastern Time) on April 21, 2026:

the Company grants a mandate to the board of directors of the Company (the Board) during the Relevant Period (as defined below) to effect a consolidation of the share capital of the Company (the “Share Consolidation”), including all issued ordinary shares and any unissued ordinary shares, at the consolidation ratio and effective time as the Board may determine at their sole discretion, provided that the consolidation ratio resulting from the Share Consolidation effected pursuant to this mandate shall be not less than 2:1 and not more than 200:1 (the Consolidation Ratio), with such consolidated shares having the same rights and being subject to the same restrictions as set out in the Articles, be and is hereby generally and unconditionally approved.

For the purpose of the Share Consolidation, Relevant Period means the period from the date of passing of the resolution of the Meeting until whichever is the earliest of:

(i)              the first time the Board has exercised the power to give effect to the Share Consolidation; or

(ii)            the date on which such mandate granted under the resolution of the Meeting is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

The Company authorises the Board during the Relevant Period to take such actions to give effect to the Share Consolidation that would or might require the exercise of the aforesaid powers during or after the end of the Relevant Period, and shall include and without limitation, the determination of the Consolidation Ratio for the Class A Ordinary Shares and the Class B Ordinary Shares.

VOTE REQUIRED FOR APPROVAL

The approval of Proposal No. 2 requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a simple majority of the votes cast at the Meeting by shareholders who, being present and entitled to vote in person at the Meeting, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE SHARE CONSOLIDATION.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

March 31, 2026	By order of the Board of Directors

/s/ Siping Xu
Siping Xu
Chairman of the Board of Directors